

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Via E-mail
Mr. Michael E. McDevitt
Executive Vice President and Chief Financial Officer
Cree, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

Re: Cree, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2014
Filed August 27, 2014
Form 10-Q for the Quarterly Period Ended December 28, 2014
Filed January 21, 2015
File No. 000-21154

Dear Mr. McDevitt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 28, 2014

Item 2. Management's Discussion and Analysis

Revenue, page 23

1. We note your discussion on page 23 that the significant decrease in LED Products revenue and significant increase in Lighting Products revenue in the six months ended December 28, 2014 was the result of overall changes in the number of units sold and lower pricing. In light of the significant changes in segment revenues your MD&A disclosure does not appear to provide investors with a thorough analysis of the underlying reasons for significant changes in financial statement line items each period. Please revise future filings to separately discuss and quantify each material factor that contributed to

significant changes in individual line items in your statements of operations such as price or volume changes by type of product. Please also discuss the underlying material causes of these factors described and any expected future impact on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief